____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2019
Commission File Number: 001-35052

____________________________________________________________________________________________________________
Adecoagro S.A.
(Translation of registrant’s name into English)

____________________________________________________________________________________________________________
Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
____________________________________________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019.

On November 13, 2019, the registrant issued a press release pertaining to its results of operations for the nine month period ended September 30, 2019 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: November 13, 2019

	Adecoagro´s gross sales during 9M19 reached 625.7 million, 7.1% higher year-over-year. Adjusted EBITDA totaled $238.8 million

3Q19 Earning Release Conference Call

English Conference Call	Luxembourg, November 14, 2019 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the third quarter ended September 30, 2019. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 27 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.
November 14, 2019
9 a.m. (US EST)
11 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. Luxemburg

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Tel: +1 (844) 435-0324	Gross Sales	243,667	212,953	14.4%	625,739	584,439	7.1%
Participants calling from the US	Net Sales (1)	232,329	202,224	14.9%	595,862	556,626	7.0%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	13,369	20,391	(34.4)%	55,779	100,422	(44.5)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	85,092	63,976	33.0%	197,890	192,850	2.6%
CFO	Corporate Expenses	(4,931)	(4,726)	4.3%	(14,850)	(14,686)	1.1%
Juan Ignacio Galleano	Total Adjusted EBITDA	93,530	79,641	17.4%	238,819	278,586	(14.3)%
IR Manager	Adjusted EBITDA Margin (2)	40.3%	39.4%	2.2%	40.1%	50.0%	(19.9)%
	Net Income	(30,307)	3,496	n.a.	(9,280)	(18,978)	(51.1)
Email	Farming Planted Area (Hectares)	232,238	232,796	(0.2)%	232,238	232,796	(0.2)%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	164,687	151,597	8.6%	164,687	151,597	8.6%

	• 3Q19 Adjusted EBITDA(3) was $93.5 million, marking a 17.4% increase year-over-year. Adjusted EBITDA margin reached 40.3%, 2.2% higher year-over-year.
Website:
www.adecoagro.com
	• Gross sales reached $219.9 million in 3Q19, 14.4% higher year-over year.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

Financial & Operational Performance Highlights

◦In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $85.1 million in 3Q19, 33.0%, or $21.1 million higher compared to the same period last year. Financial results were positively impacted by: (i) our continued strategy of maximizing ethanol (87% of total TRS production) enabling us to make the best use and extract the highest value from our sugarcane, (ii) the high level of cogeneration efficiency of 76.2 KWh, which resulted in higher energy sales, (iii) the dilution of industrial costs, on a per ton basis, thanks to higher crushing activities, coupled with efficiency enhancements and the implementation of a cost saving program; and (iv) the $17.0 million gain in the mark-to-market of our unharvested sugarcane driven by higher sugar prices and the depreciation of the Brazilian real. These positive effects were partially offset by adverse weather conditions - specifically dry weather and frost -, which resulted in lower yields and thus in a higher harvested area. This, in turn, translated into higher agricultural costs, year-over-year.

On a year-to-date basis, Adjusted EBITDA totaled $197.9 million, marking a 2.6% increase compared to the same period last year. The main drivers for the increase were lower production costs, coupled with a higher gain resulted from the mark-to-market of our sugarcane biological asset. Positive results were mainly offset by the $48.8 million lower result generated from the mark-to-market of our sugar future contracts.

◦Adjusted EBITDA for the Farming and Land Transformation businesses reached $13.4 million in 3Q19, $7.0 million lower year-over-year. The decrease is mainly attributable to the performance of both our Crops and Rice businesses.

In our crops business, the combined effect of higher yields, enhanced operational efficiencies and the  cost dilution as a result of the year-over-year depreciation of the Argentine peso, was fully offset by lower average selling prices.

As for the Rice business, the re-introduction of export taxes coupled with lower sales volumes - as a result of shipment delay - were responsible for the lower year-over-year financial performance.

On an accumulated basis, Adjusted EBITDA in our Farming business (excluding Land Transformation) totaled $46.4 million, $17.8 million lower year-over-year. The reasons for the decrease vary from business to business. However, overall, lower average selling grain prices and lower selling volumes in our Rice business offset lower production costs stemming from enhanced operational efficiency.

◦Net Income in 3Q19 resulted in a loss of $30.3 million, compared to a gain of $3.5 million recorded during the same period of last year. The $33.5 million decrease was primarily explained by the $62.3 million difference generated in "Financial Results". The higher balance of U.S dollar denominated debt in Argentina, coupled with the depreciation of the Brazilian real explain this difference year-over-year.

◦Adjusted Net Income excludes, by definition, (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation of the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA) and (v) revaluation surplus of farmland sold. We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. Adjusted Net Income reached $45.5 million for 9M19.

Adjusted Net Income
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Net Income	(30,307)	3,496	n.a	(9,280)	(18,978)	(51.1)%
Foreign exchange losses, net	87,796	62,932	39.5%	100,693	188,204	(46.5)%
Cash flow hedge - transfer from equity	(1,223)	519	n.a	10,758	7,846	37.1%
Inflation Accounting Effects	(20,568)	(50,370)	(59.2)%	(62,584)	(50,370)	24.2%
Revaluation Result - Investment Property	(5,551)	(2,535)	119%	(2,069)	(18,457)	(88.8)%
Revaluation surplus of farmland sold	—	—	n.a	8,022	—	n.a
Adjusted Net Income	30,147	14,042	114.7%	45,540	108,245	(57.9)%

Strategy Execution
Independent Farmland Appraisal Report
◦As of September 30, 2019, Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro´s farmland. Adecoagro´s subsidiaries held 225,631 hectares valued at $716.7 million, 8.7% lower year-over-year. Political and economic uncertainty in Argentina resulted in a sharp decrease in transactions, negatively impacting our land portfolio valuation. Farmland value in Argentina went down by 9.6% while farm valuation in Brazil and Uruguay were unchanged.
Please visit ir.adecoagro.com for the Cushman & Wakefield 2019 Appraisal Report. These appraisals are subject to change based on host of variables and market conditions. Please also refer to page 72 of our Annual Report on Form 20-F, for the year ended December 31, 2018 for the methodology employed in the appraisals of our farmland by Cushman & Wakefield.
Weather Update - Mato Grosso do Sul
◦Weather in Mato Grosso do Sul has been dry since the beginning of 2019. As of October, the region reported 768 mm of rainfall, 46% lower compared to the 10-year average and 52% lower compared to the same period last year. This negatively impacted our cane development and is reflected in lower achieved yields. At the same time, the frost occured in most of the cane area in the Center-South region of Brazil, including part of our cane plantations at the cluster, further contributed to lower yields and TRS content.
We rapidly fine-tune our milling strategy and adapt it to adverse weather conditions. We decided to lower our crushing pace as a way to: (i) maximize ethanol production and profit from high prices; and (ii) to allow the cane to grow and benefit from normalized rains during March and April. This resulted in the postponement 2019 and 1Q20 crushing activities.Neither EBITDA nor cash generation should be significantly compromised. Thanks to our continuous focus in enhancing efficiencies and upgrading our industrial assets, we were able to increase our daily ethanol production capacity by 500,000 liters. The increased storage capacity we built, allowed a more efficient carry strategy throughout the year. Indeed, factoring for the price differential that we expect (as we are pushing sales forward towards the end of the year) the entire investment in expanded ethanol storage will be returned within a year. Considering the constructive ethanol price scenario going forwards, we are confident that higher production will offset the impact of lower cane harvest.

Market Overview

◦Sugar faced another lackluster quarter, with prices trading within a narrow range of 1.80 c/lb. Prices were, on average, 8% higher than 3Q18 and 5% lower than 2Q19. The global deficit expectations for the 2019/20 were revised to 7 mln mt approximately, result of lower production outlook from the EU, Thailand and India due to weather issues. India continues to hold very large stocks and the government announced a 6 mln mt subsidized export quota. Rains improved significantly towards the end of the Indian monsoon, meaning conditions for planting the next season were ideal. In CS Brazil, millers continued to focus on ethanol production as the parity still favors bio fuels. Funds increased their net short position to all time record of 226k lots by mid-September and maintained it large (above 140k lots) since then. Turbulent macro scenario translated into a weak BRL, resulting in good opportunities for Brazilian producers to price the next crop. Going forward, in the short term, prices are subject to the Indian export parity. Medium term, the size of the 2020/21 Indian crop and the ethanol parity in CS should be the main drivers to market.

◦Despite high production levels and seasonality, ethanol prices held steady throughout the 3Q19, trading slightly below the average of the previous quarter. Compared to same period last year, ethanol prices were almost 10% higher in both hydrous and anhydrous. This was due to strong hydrous demand levels (+25% according to the previous UNICA’s report) and positive S&D fundamentals.

◦ Energy spot prices in the southeast region of Brazil during 3Q19 were 43.0% lower than 3Q18. In July, energy prices were 185,52 BRL/MWh, 237,29 BRL/MWh in August, and 219,47 BRL/MWh in September. Prices increased in October due to the lack of rains reached 273,89 BRL/MWh and November prices so far above 300RL/Mwh. Consumption has been increasing in the last months. The level of the southeast reservoirs was 33,17% by the end of June, 8,93% higher than the same period of 2018 (24,24%).

◦Soybean prices traded 4% higher at CBOT during 3Q19 as China gave tax exemptions to US soybeans, resulting in an increase of the demand for US beans. Corn prices decreased 6.8% in the quarter as the market expectations on the impact on US corn production caused by the plantings delays, vanished as the USDA reports cuts were not as great as the market expected.

Operational Performance
2018/19 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2018/19 Harvested Area			Yields (Tons per hectare)
	2018/19	2017/18	Chg %	Hectares	% Harvested	Production	2018/19	2017/18	Chg %
Soybean	47,690	58,119	(17.9)%	47,679	100.0%	150,362	3.2	2.2	43.4%
Soybean 2nd Crop	25,620	23,150	10.7%	25,621	100.0%	36,863	1.4	1.2	21.1%
Corn (1)	43,396	45,894	(5.4)%	30,095	69.3%	205,464	6.8	4.6	47.8%
Corn 2nd Crop	4,458	10,847	(58.9)%	745	16.7%	4,414.2	5.9	3.6	62.6%
Wheat (2)	40,210	36,533	10.1%	40,213	100.0%	114,809	2.9	2.3	25.7%
Sunflower	3,825	2,869	33.3%	3,824	100.0%	5,937	1.6	1.8	(14.0)%
Cotton	5,316	3,132	69.7%	—	—%	—	—	0.3	n.a
Peanut	15,479	9,375	65.1%	15,478	100.0%	47,738	3.1	2.1	45.3%
Total Crops	185,993	189,918	(2.1)%	181,360	97.5%	565,588			n.a
Rice	39,308	40,289	(2.4)%	39,308	100.0%	239,779	6.1	6.9	(11.2)%
Total Farming	225,301	230,207	(2.1)%	220,668	97.9%	805,367
Owned Croppable Area	107,681	122,144	(11.8)%
Leased Area	86,307	72,115	19.7%
Second Crop Area	31,313	35,948	(12.9)%
Total Farming Area	225,301	230,207	(2.1)%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %
Milk Production	9,388	7,545	24.4%	31.6	26.1	21.2%	36.6	37.6	(2.6)%

(1) Includes chia.
(2) Includes barley.

As of the end of October 2019, we harvested 220,668 hectares related to the last crop season 18/19 and produced 805.4 thousand tons of aggregate grains.

2019/20 Planting Plans
Planting & Production	Planting Plan (hectares)			2019/20 Planting Progress
	2019/2020	2018/2019	Chg %	2019/2020	Chg %
Soybean	50,103	51,992	(3.6)%	1,220	2.4%
Soybean 2nd Crop	27,459	27,981	(1.9)%	—	—%
Corn	55,526	45,358	22.0%	21,580	38.9%
Corn 2nd Crop	6,610	12,096	(45.4)%	—	—%
Wheat	31,845	39,719	(19.8)%	31,860	100.0%
Sunflower	7,259	4,250	70.8%	2,539	35.0%
Cotton	4,126	3,925	5.1%	—	—%
Peanut	14,977	8,881	68.6%	2,097	14.0%
Total Crops	197,906	197,244	0.3%	59,296	30.0%
Rice	41,289	39,308	3.2%	25,161	60.9%
Total Farming	239,195	228,720	0.8%	84,457	35.3%
Owned Croppable Area	108,680	110,974	(4.9)%
Leased Area	96,446	86,450	18.8%
Second Crop Area	34,069	32,423	(18.5)%
Total Farming Area	239,195	228,720	0.8%

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Gross Sales
Farming	102,442	74,996	36.6%	265,062	228,130	16.2%
Total Sales	102,442	74,996	36.6%	265,062	228,130	16.2%
Adjusted EBITDA (1)
Farming	13,369	633	2,010.5%	46,403	64,195	(27.7)%
Land Transformation	—	—	n.a	9.376	36,227	(74.0)%
Total Adjusted EBITDA (1)	13,369	633	2,010.5%	55,779	100,422	(44.5)%
Adjusted EBIT (1)
Farming	8,991	19,057	(52.8)%	34,007	59,483	(42.8)%
Land Transformation	—	—	n.a	1,354	36,227	(96.0)%
Total Adjusted EBIT (1)	8,991	19,057	(52.8)%	35,361	95,710	(63.1)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Year-to-date, Adjusted EBITDA in the Farming and Land Transformation businesses reached $55.8 million , $44.6 million, or 44.5% lower year-over-year. The decrease in financial performance is primarily explained by the $26.9 million lower results generated from farm sales coupled with lower commodity prices.
The Rice business had for 9M19 an EBITDA of $17.5 million, 17.2% lower compared to 9M18. This was mainly driven by significant lower selling volumes during 3Q19 compared to 3Q18 coupled with lower selling prices as a result of the re introduction of export taxes.
For the Crops business, we generated an Adjusted EBITDA of $17.9 million during the first nine months, 51.7% or $19.1 million lower compared to the same period of last year. This decrease is mainly explained by the combination of lower commodity prices, coupled with lower results from the mark-to-market effect of our commodity hedge position.
The increases in our Dairy business were mainly driven by higher selling volumes. Indeed, since we integrated our business - early this year -, we process our own raw milk and also third-party raw milk. At the same time, we have entered into profitable tolling agreements.

Crops Segment

Crops - Highlights
	metric	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Gross Sales	$ thousands	61,092	34,804	75.5%	134,038	115,316	16.2%
	tons	256,407	145,997	75.6%	620,345	465,864	33.2%
	$ per ton	238.3	238.4	(0.1)%	216.1	247.5	(12.7)%
Adjusted EBITDA	$ thousands	9,439	12,787	(26.2)%	17,874	36,991	(51.7)%
Adjusted EBIT	$ thousands	8,027	12,482	(35.7)%	14,319	35,889	(60.1)%

Adjusted EBITDA in our Crops segment totaled 17.9 million during 9M19, $19.1 million or 51.7% lower compared to the same period last year. This decrease was driven by a $4.7 million lower result derived from the mark-to-market effect of our commodity hedge position, coupled with the $16.4 million difference in changes in net realizable value and initial recognition in changes in fair value of biological assets. These two lines capture the margin throughout the entire production process until the final commodity is sold. Higher yields, enhanced operational efficiencies; and the cost dilution as a result of the year-over-year depreciation of the Argentine peso, were fully offset by lower average selling prices.
Crop sales in 3Q19 were $61.1 million, 75.5% higher year-over-year. Lower commodity prices were fully offset by higher selling volumes for most of our crops, as a result of higher yields.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %
Soybean	22,174	21,297	4.1%	97,376	71,942	35.4%	228	303	(24.7)%
Corn (1)	18,962	9,910	91.3%	134,322	66,042	103.4%	141	160	(11.6)%
Wheat (2)	4,471	1,279	249.6%	22,351	6,397	249.4%	200	137	45.6%
Sunflower	1,875	471	298%	2,359	1,616	45.9%	795	330	141.0%
Cotton Lint	—	—	n.a	—	—	n.a	—	—	n.a
Others	13,610	1,847	636.9	—	—		—	—	n.a
Total	61,092	34,804	75.5%	256,407	145,997	75.6%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	9M19	9M18	Chg %	9M19	9M18	Chg %	9M19	9M18	Chg %
Soybean(3)	40,571	70,209	(42.2)%	173,787	216,738	(19.8)%	233	324	(27.9)%
Corn (1)(4)	54,491	31,289	74.2%	369,151	201,322	83.4%	148	155	(5.0)%
Wheat (2)(5)	13,477	7,483	80.1%	68,454	43,204	58.4%	197	173	13.7%
Sunflower	5,687	1,454	291.1%	8,953	4,599	94.7%	635	316	100.9%
Cotton Lint	—	—	n.a	—	—	n.a	—	—	n.a
Others	19,812	4,881	305.9%	—	—	n.a	—	—	n.a
Total	134,038	115,316	16.2%	620,345	465,864	33.2%

(1) Includes sorghum and peanut
(2) Includes barley
(3) Includes commercialization of third party: 64,1k tons ($24,4m) in 9M18
(4)Includes commercialization of third party:156,6k tons ($25,1m) in 9M18 and 41,8k tons ($7,1m) in 9M19
(5)Includes commercialization of third party:97,6k tons ($19,0m) in 9M18

The table on next page shows the gains or losses from crop production generated during the nine-month period of 2019. A total of 186,770 hectares were harvested in the 2018/19 crop season, while for the 2019/20 crop season 53,942 hectares have been planted. As of September 30, 2019, total Changes in Fair Value, which reflects the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $24.5 million , compared to $27.5 million generated during the same period last year. As explained above, the main drivers for the decrease in margins were lower commodity prices at harvest.

Crops - Changes in Fair Value Breakdown - as of September 30, 2019
9M19	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2018/19 Harvest Year
Total Harvested Area	Hectares	48,573	25,620	42,812	4,458	40,611	3,930	5,158	15,608	186,770
Area harvested in previous periods	Hectares	—	—	—	—	37,459	—	—	—	37,459
Area harvested in current period	Hectares	48,573	25,620	42,812	4,458	3,152	3,930	5,158	15,608	149,311
Changes in Fair Value 3M19 from planted area 2018/19 (ii)	$ thousands	5,731	2,756	8,104	811	(376)	(25)	(332)	7,821	24,489
2019/20 Harvest Year
Total Planted Area	Hectares	—	—	19,562	—	32,446	1,934	—	—	53,942
Area planted in initial growth stages	Hectares	—	—	19,562	—	20,399	1,934	—	—	41,895
Area planted with significant biological growth	Hectares	—	—	—	—	12,047	—	—	—	12,047
Changes in Fair Value 9M19 from planted area 2019/20	$ thousands	—	—	—	—	(2)	—	—	—	(2)
Total Changes in Fair Value in 9M19	$ thousands	5,731	2,756	8,104	811	(378)	(25)	(332)	7,821	24,487

Rice Segment

Rice - Highlights
	metric	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Gross Sales	$ thousands	15,693	31,271	(49.8)%	74,829	87,482	(14.5)%
Sales of white rice	thousand tons	30	51	(40.7)%	142	137	3.5%
	$ per ton	419	447	(6.1)%	422	451	(6.4)%
	$ thousands	12,745	22,884	(44.3)%	59,771	61,644	(3.0)%
Sales of By-products	$ thousands	2,948	8,387	(64.9)%	15,058	25,838	(41.7)%
Adjusted EBITDA	$ thousands	459	6,755	(93.2)%	17,571	21,211	(17.2)%
Adjusted EBIT	$ thousands	(1,014)	6,024	n.a.	12,484	18,521	(32.6)%
Area under production	hectares	40,417	40,289	0.3%	40,289	40,279	—%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	46	49	(7.7)%	141	132	7.0%
Ending stock - White Rice	thousand tons	27	15	77.5%
(1) Expressed in white rice equivalent.

Rice sales during the 9M19 totaled $74.8 million, 14.5% lower compared to the same period of last year. This decrease was mainly explained by a shipment delay - the sale was actually registered in October 3, 2019 -. At the same time, we had lower selling prices as a result of the re introduction of export taxes.
In our farm operations, we harvested 39,308 hectares of rice with an average yield of 6.1 tons per hectare. The rice harvest resulted in Changes in Fair Value of $15.5 million, compared to $13.1 million last season. The 17.0% increase in farming margins, captured in the Changes in Fair Value line, is mainly explained by lower costs in dollar terms, as a result of the real depreciation of the Argentine peso.

Dairy Segment

Dairy - Highlights
	metric	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Gross Sales	$ thousands (1)	24,190	8,577	182.0%	53,946	24,184	123.1%
	million liters (2)	49.8	18.0	72.0%	80.6	61.6	43.2%
Adjusted EBITDA	$ thousands	3,864	1,183	226.8%	11,307	6,140	84.2%
Adjusted EBIT	$ thousands	2,416	900	168.6%	7,692	5,296	45.3%
Milking Cows	Average Heads	9,388	7,545	24.4%	8,906	7,429	19.9%
Cow Productivity	Liter/Cow/Day	36.6	37.6	(2.6)%	35.8	36.2	(1.1)%
Total Milk Produced	million liters	31.6	26.1	21.2%	87.1	73.5	18.6%
(1) includes sales of powdered milk, cream, electricity, culled cows; and processed dairy products
(2) Includes sales of fluid milk to third parties and powder milk sales expressed in milk equivalent for 2018, and the same plus cheese for 2019
(3) Sales price includes the sale of fluid milk and whole milk powder and excludes cattle and whey sales

Milk production reached 87.1 million liters during 9M19, 13.6 million or 18.6% higher compared to the same period of last year. This increase is fully attributable to the 19.9% increase in our dairy cow herd as we continue populating our third free-stall dairy facility. Cow productivity remained at very high levels, reaching 35.8 liters per cow per day.

In March of 2019, we acquired two milk processing facilities. On a year-to-date basis, we have processed 81.7 million liters of raw milk, out of which 53.3 million were sourced from our own dairy farm operations.

Adjusted EBIT for the Dairy business reached $7.7 million, 45.3% higher year-over-year. This increase is mainly explained by higher selling volumes as a result of the vertical integration of the business. However, once (i) interest expenses, and (ii) the foreign exchange loss related to the financial debt are factored, the result of the business falls to negative $6.3 million.

All Other Segments

All Other Segments - Highlights
	metric	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Gross Sales	$ thousands	1,467	344	326.5%	2,249	1,148	95.9%
Adjusted EBITDA	$ thousands	(393)	(333)	18.2%	(349)	(146)	139.7%
Adjusted EBIT	$ thousands	(438)	2,187	n.a	(488)	(222)	120.2
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
Adjusted EBITDA for All Other Segment during 9M19 was negative $488 thousand, $266 thousand lower than 9M18.

Land transformation business

Land transformation - Highlights
	metric	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Adjusted EBITDA	$ thousands	—	—	n.a	9,376	36,227	(74.1)%
Land sold	Hectares	—	—	n.a	6,080	9,300	(34.6)%

Adjusted EBITDA for our Land Transformation business during 9M19 totaled 9.4 million, due to the sale of Alto Alegre farm during the first quarter of 2019.
Over the last 12 years, we have been able to generate gains of over $200 million. Monetizing a portion our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Milling
Sugarcane Milled	tons	3,657,105	3,295,659	11.0%	9,041,378	8,611,975	5.0%
Own Cane	tons	3,391,602	3,005,049	12.9%	8,626,119	8,103,449	6.4%
Third Party Cane	tons	265,503	290,610	(8.6)%	415,259	508,526	(18.3)%
Production
TRS Equivalent Produced	tons	551,702	487,941	13.1%	1,233,801	1,151,316	7.2%
Sugar	tons	67,002	140,770	(52.4)%	198,549	282,474	(29.7)%
Ethanol	M3	283,536	200,390	41.5%	604,185	504,116	19.9%
Hydrous Ethanol	M3	195,581	133,070	47.0%	418,378	352,301	18.8%
Anhydrous Ethanol	M3	87,956	67,320	30.7%	185,808	151,815	22.4%
Sugar mix in production	%	13%	33%	(61.6)%	17%	26%	(34.4)%
Ethanol mix in production	%	87%	67%	30.5%	83%	74%	12.2%
Energy Exported (sold to grid)	MWh	278,833	252,781	10.3%	675,660	563,616	19.9%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	76.2	76.7	(0.6)%	75.0	65.0	14.2%
Agricultural Metrics
Harvested own sugarcane	tons	3,391,602	3,005,049	12.9%	8,626,119	8,103,449	6.4%
Harvested area	Hectares	50,053	37,015	35.2%	111,682	90,221	23.8%
Yield	tons/hectare	68	81	(16.4)%	77	90	(14.0)%
TRS content	kg/ton	143	143	(0.2)%	131	129	1.4%
TRS per hectare	kg/hectare	9,701	11,635	(16.6)%	10,088	11,471	(12.1)%
Mechanized harvest	%	97.8%	98.3%	(0.4)%	98.4%	98.6%	(0.2)%
Area
Sugarcane Plantation	hectares	164,687	151,597	8.6%	164,687	151,597	8.6%
Expansion & Renewal Area	hectares	4,220	8,095	(47.9)%	23,568	23,599	(0.1)%

Weather in Mato Grosso do Sul continued to be dry during the third quarter. At the same time, and as a result of the frost that hit the region during July, approximately 50% of the harvested area during the quarter was cane below optimal growth stage. This was evidenced by the 16.4% drop in yields, as shown in the table above. As a result, we continue with our strategy of lowering the crushing pace, on a per hour basis. Indeed, by not crushing at full capacity, we can divert all the produced TRS to our distilleries and thus fully maximize ethanol production.

At the same time, dry weather resulted in 16 more days of crushing, 25.5% higher compared to the same period last year. This has allowed us to increase crushing operations, reaching 3.7 million tons, 11.0% higher compared to 3Q18. Higher crushing operations enabled us to dilute industrial costs, as explained below.

Production mix during the quarter continued to favor ethanol as a result of higher relative prices (hydrous and anhydrous ethanol traded at sugar equivalent prices of cts/lb 14.32 and cts/lb 15.31, 23.2% and 31.7% premium to sugar, respectively). Out of the total TRS produced, 87% was diverted to ethanol, 30.5% higher compared to the previous year. Ethanol production was a 41.5% higher year-over-year, reaching 283.5 thousand cubic meters. On an accumulated basis, ethanol production was driven by: (i) a higher alcohol content in the cane juice, (ii) minor investments in the industrial process, including accumulation in storage tanks that enable us to store sugar molasses (a sub-product of the sugar production process). This allows us to produce ethanol during rainy days - when no cane is being crushed - thus maximizing total ethanol production.

Exported energy totaled 676 thousand MWH during the 9M19, 19.9% higher compared to the same period of 2018. The larger bagasse availability during the quarter as a result of higher crushing volumes coupled with the burning wood chips, explain the increase. Our cogeneration efficiency ratio during 9M19 was 75 KWh per ton crushed.

As of September 30, 2019, our sugarcane plantation consisted of 164,687 hectares, 8.6% higher year-over-year. Sugarcane planting continues to be a key strategy to supply our mills with quality sugarcane at low cost. During 9M19 we planted a total of 23,568 hectares of sugarcane. Of this total area, 10,997 hectares correspond to expansion areas planted to supply our growing milling capacity and 12,571 hectares correspond to areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Net Sales (1)	129,887	127,228	2.1%	330,800	328,496	0.7%
Margin on Manufacturing and Agricultural Act. Before Opex	55,365	35,141	57.6%	137,634	103,907	32.5%
Adjusted EBITDA	85,092	63,976	33.0%	197,890	192,850	2.6%
Adjusted EBITDA Margin	65.5%	50.3%	30.3%	59.8%	58.7%	1.9%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Net sales in 3Q19 reached 129.9 million, 2.1% higher than 3Q18. This increase was primarily driven by: (i) higher ethanol selling volumes, due to the combination of higher TRS production; coupled with (ii) the 11.1% increase in average ethanol selling prices, measured in USD. End of period stocks were almost 60 thousand cubic meters higher year-over-year. This puts us in a very good position to profit from higher prices during the next two quarters.

On a year-to-date basis, net sales in sugar and ethanol are $330.8 million, in line with the same period of last year.
Adjusted EBITDA for the the first nine months of the year totaled $197.9 million, a 2.6% increase compared to 9M18. The main drivers for the increase were lower production costs, coupled with a higher gain resulted from the mark-to-market of our sugarcane biological asset. Positive results were mainly offset by the $48.8 million lower result generated from the mark-to-market of our sugar future contracts.
The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %
Sugar (tons)(2)	29,933	42,991	(30.4)%	104,154	158,121	(34.1)%	287	272	5.7%
Ethanol (cubic meters)	81,505	64,469	26.4%	192,897	169,588	13.7%	423	380	11.1%
Energy (Mwh)(3)	18,448	19,769	(6.7)%	339,154	277,658	22.1%	54	71	(23.6)%
TOTAL	129,887	127,228	2.1%
	$ thousands				Units			($/unit)
	9M19	9M18	Chg %	9M19	9M18	Chg %	9M19	9M18	Chg %
Sugar (tons)(2)	67,163	95,076	(29.4)%	226,441	318,330	(28.9)%	297	299	(0.7)%
Ethanol (cubic meters)	221,249	194,067	14.0%	506,135	424,140	19.3%	437	458	(4.5)%
Energy (Mwh)(3)	42,388	39,352	7.7%	770,074	581,787	32.4%	55	68	(18.6)%
TOTAL	330,800	328,496	0.7%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 38.9k tons ($11.1m) in 3Q19, 80.8k tons ($25.0) 9M19; and 22.2k tons ($8.5m) in 3Q18, 82.1k tons ($32.4) in 9M18.
(3) Includes commercialization of energy from third parties.

During 3Q19, ethanol selling volumes increased 13.7%. This increase was due to our strategic decision to maximize ethanol production to profit from higher relative prices. Measured in US dollar, ethanol prices went up by 11.1% year-over-year. Hydrous and anhydrous ethanol traded, during the first nine month of the year, at cts/lb 14.3 and cts/lb 15.3 or a 23.2% and 31.7% premium to sugar.

In the case of energy, selling volumes reached 770,074 MWh during the nine-months period, marking a 32.4% increase compared to 9M18. This is fully explained by (i) the large bagasse availability as a result of higher inventories carried from 4Q18, (ii) our decision of burning wood chips from the beginning of the year; coupled with (iii) higher crushing activities which resulted in higher bagasse availability. The full maximization of ethanol production, led to a 28.9% reduction in sugar sales volumes compared to the same period of last year. At the same time, average sugar selling prices, measured in USD reached cts/lb 12.9, (excluding third party commercialization), resulting in a 29.4% reduction in net sales of sugar.

As shown below, total production costs excluding depreciation and amortization for the nine-month period of 2019 reached 5.9 cents per pound, 6.6% lower year-over-year (excluding the impact of the adoption of IFRS 16). Industrial costs, on a cents per pound basis, were reduced by 20.7% as a result of (i) higher crushing volumes and (ii) enhanced industrial efficiencies; and (iii) the depreciation of the BRL. At the same time, these positive effects were partially offset by higher agricultural costs, driven by the increase in harvested area (due to lower yields) coupled with higher maintenance costs as a result of the frost.

Sugar, Ethanol & Energy - Production Costs 3Q
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	3Q19	3Q18	Chg %	3Q19	3Q18	Chg %
Industrial costs	25,543	27,428	(6.9)%	2.3	2.8	(15.9)%
Industrial costs	18,435	21,132	(12.8)%	1.7	2.1	(21.2)%
Cane from 3rd parties	7,108	6,296	12.9%	0.6	0.6	1.9%
Agricultural costs	86,969	69,372	25.4%	7.9	7.0	13.2%
Harvest costs	34,804	30,068	15.8%	3.2	3.0	4.5%
Cane depreciation	25,085	17,027	47.3%	2.3	1.7	33.0%
Agricultural Partnership Costs(1)	9,891	9,490	4.2%	0.9	1.0	(5.9)%
Maintenance costs	17,188	12,787	34.4%	1.6	1.3	21.4%
Production Costs	112,512	96,801	16.2%	10.2	9.7	5.0%
Depreciation & Amortization	(49,966)	(39,736)	25.7%	(4.5)	(4.0)	13.6%
Production Costs (Net of D&A)	62,546	57,065	9.6%	5.7	5.7	(1.0)%
Total Production Costs (Excl. D&A e IFRS 16)	62,240	57,065	9.1%	5.6	5.7	(1.5)%

(1) For comparison purposes, agricultural partnership costs for 3Q19 are calculated with previous standard (agricultural partnership costs of $9,585).

Sugar, Ethanol & Energy - Production Costs 9M
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	9M19	9M18	Chg %	9M19	9M18	Chg %
Industrial costs	54,637	64,720	(15.6)%	2.2	2.8	(20.7)%
Industrial costs	44,193	53,677	(17.7)%	1.8	2.3	(22.7)%
Cane from 3rd parties	10,444	11,043	(5.4)%	0.4	0.5	(11.2)%
Agricultural costs	215,106	190,399	13.0%	8.6	8.1	6.1%
Harvest costs	80,077	77,351	3.5%	3.2	3.3	(2.8)%
Cane depreciation	55,997	45,091	24.2%	2.2	1.9	16.7%
Agricultural Partnership Costs	28,353	25,717	10.2%	1.1	1.1	3.6%
Maintenance costs	50,680	42,240	20.0%	2.0	1.8	12.7%
Production Costs	269,743	255,120	5.7%	10.8	10.9	(0.7)%
Depreciation & Amortization	(120,664)	(106,355)	13.5%	(4.8)	(4.5)	6.6%
Production Costs (Net of D&A)	149,079	148,764	0.2%	6.0	6.4	(5.9)%
Total Production Costs (Excl. D&A e IFRS 16)	147,907	148,764	(0.6)%	5.9	6.4	(6.6)%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Sugarcane Valuation Model current period	56,631	54,575	7.9%	56,631	54,575	8%
Sugarcane Valuation Model previous period	58,335	70,785	(18.1%)	47,475	93,177	(40)%
Total Changes in Fair Value	(1,704)	(16,210)	122.6%	9,156	(38,603)	n.a.

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $9.2 million gain. This is fully attributable to the increase in Consecana price as a result of higher expected sugar prices.

Corporate Expenses

Corporate Expenses
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Corporate Expenses	(4,931)	(4,726)	4.3%	(14,850)	(14,686)	1.1%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 9M19 were 14.9 million, 1.1% higher compared to 9M18.

Other Operating Income

Other Operating Income
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
(Loss)/gain from commodity derivative financial instruments	2,640	18,154	(85.5)%	(91)	50,296	(100.2)%
Gain from disposal of farmland and other assets	(382)	123	n.a	1,472	36,350	(96.0)%
Loss from onerous contracts - forwards	463	(601)	(177.0)%	(67)	(601)	(88.8)%
Gain from disposal of other property items	94	27	248.1%	246	(30)	(920.0)%
Net gain from Fair value adjustment of Invesment property	5,059	3,836	31.9%	1,622	19,758	(91.8)%
Others	1,272	(363)	(450.4)%	(2,718)	954	(384.9)%
Total	9,146	21,176	(56.8)%	464	106,727	(99.6)%
Other Operating Income for 9M19 reported a gain of $0.5 millions compared to a gain of 106.7 million. This decrease is mainly related to: (i) the $52.1 million lower result derived from the mark-to-market of our commodity hedge position; coupled with (ii) lower registered gains derived from the fair value adjustment of investment property; fully explained by a lower depreciation of the argentine peso, together with the decrease in the fair value of our land portfolio as for the latest independent valuation by Cushman & Wakefield; coupled with (iii) the $34.9 million lower registered gain from farm sales(1).

(1) It´s worth remembering that the Adj. EBITDA generated during 9M19 by the sale of farms is $9.4 MM. The difference was already booked under the "revaluation surplus" line of the equity

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of September 30, 2019
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2019
	Volume (1)	USD/Ton	USD/Bu	$ thousands
2018/2019 Harvest season
Soybeans	172,760	292.3	1,031.3	1
Corn	203,945	143.1	1,041.2	(4)
2019/2020 Harvest season
Soybeans	59,964	241.0	937.0	1,235
Corn	71,910	141.0	421.1	(3,604)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2019
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2019/2020 Harvest season
Sugar (tons)	219,050	325.0	14.7	(5,008)
Ethanol (m3)	213,567	448.7	n.a	(38)
Energy (MW/h) (1)	742,862	65.2	n.a	—
2020/2021 Harvest season
Sugar (tons)	39,827	309.1	14.0	—
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	368,976	66.5	n.a	—

(1) Energy prices were converted to USD at an exchange rate of BRL/USD 4.0

Financial Results

Financial Results
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Interest Expenses, net	(11,740)	(7,381)	59.1%	(39,064)	(30,543)	27.9%
Cash Flow Hedge - Transfer from Equity	1,223	(519)	n.a.	(10,758)	(7,846)	37.1%
FX (Losses), net	(87,796)	(62,932)	39.5%	(100,693)	(188,204)	(46.5%)
Gain/loss from derivative financial Instruments	741	923	n.a.	1,019	(5,836)	n.a.
Taxes	(1,058)	(13)	8,038.5%	(2,878)	(2,081)	38.3%
Finance Cost - Right-of-use Assets	(5,830)	—	n.a.	(9,417)	—	n.a
Inflation accounting effects	20,568	50,370	(59.2)	62,584	50,370	24.2%
Other Expenses, net	532	(1,080)	n.a.	(1,777)	(1,338)	32.8%
Total Financial Results	(83,360)	(20,632)	304.0%	(100,984)	(185,478)	(45.6)%

Net financial results in 9M19 totaled a loss of $101.0 million compared to a loss of $185.5 million in 9M18. These results are primarily composed of Foreign exchange gain and inflation accounting effects, as explained below:
(i)Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities. The $111.3 million loss is explained by the 52.8% nominal depreciation of the Argentine Peso, in sharp contrast with the 120.2% nominal depreciation registered during 9M18, which resulted in a $196.1 million loss. At the same time, and further contributing to the foreign exchange loss, the Brazilian Real depreciated 7.5% during 9M19 compared to 21.0% in 9M18. These results are non-cash in nature and do not impact the net worth of the Company, in US dollars.

(ii)Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. In this line, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 9M19, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $62.6 million gain, 24.2% or $12.2 million higher compared to 9M18.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	3Q19	2Q19	Chg %	3Q18	Chg %
Farming	244,453	242,897	0.6%	179,813	35.9%
Short term Debt	173,557	166,242	4.4%	94,446	83.8%
Long term Debt	70,896	76,655	(7.5)%	85,367	(17.0)%
Sugar, Ethanol & Energy	654,814	670,319	(2.3)%	635,319	3.1%
Short term Debt	32,007	40,505	(21.0)%	71,633	(55.3)%
Long term Debt	622,807	629,814	(1.1)%	563,686	10.5%
Total Short term Debt	205,564	206,747	(0.6)%	166,079	23.8%
Total Long term Debt	693,703	706,469	(1.8)%	649,053	6.9%
Gross Debt	899,267	913,216	(1.5)%	815,132	10.3%
Cash & Equivalents	145,833	137,990	5.7%	180,829	(19.4)%
Net Debt	753,434	775,226	(2.8)%	634,303	18.8%
EOP Net Debt / Adj. EBITDA LTM	2.74x	2.97x	(7.7)%	1.73x	58.8%

From a seasonality point of view, the second half of the year has lower working capital requirements as most of our planting and harvesting costs have been already incurred during the first and second quarter. At the same time, we start selling and collecting most of our products.
Adecoagro´s net debt as of 3Q19 was 753 million, marking a 2.8% or $21.8 million decrease compared to the previous quarter. This evidences the beginning of a postive free cash flow cycle, as most of the investments related to our 5 Year Growth Plan have already been deployed and we are consolidating and ramping up the operations. Cash and equivalents as of September 30, 2019, stood at 146 million, 19.4% lower compared to the same period of last year, as we financed working capital needs and more capital expenditures during the quarter.
Our net debt ratio (Net Debt / EBITDA) reached 2.74x. We consider our balance sheet to be in a solid position, considering not only the adequate debt levels but also its long term tenor. We expect the ratio to decrease as we enter the fourth quarter due to the combined effect of lower working capital requirements and higher EBITDA generation. At the same time, liquidity ratio(1) reached 1.4x as of September 30, 2019. Any value above 1.0x shows the full capacity of the Company to repay short term debt with cash balance and marketable inventories - i.e. without raising external capital.
(1) Liquidity ratio is calculated as (Cash & Equivalents + marketable inventories)/ short term debt. Sugar, ethanol and powder milk inventories were valued at fair value (cts/lb 11.92, cts/lb 13.95, cts/lb 14.8; and $/tons 3,133 for sugar, hydrous ethanol, anhydrous ethanol and powder milk, respectively). Marketable inventories include those that can be easily sold at market value.

Capital Expenditures & Investments

$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Farming & Land Transformation	5,927	15,544	(61.9)%	71,571	33,700	112.4%
Expansion	5,047	14,459	(65.1)%	66,019	30,856	114%
Maintenance	880	1,085	(18.9)%	5,552	2,844	95.2%
Sugar, Ethanol & Energy	26,817	35,763	(25.0)%	138,501	131,484	5.3%
Maintenance	20,243	31,748	(36.2)%	95,809	98,716	(2.9)%
Planting	14,412	20,459	(29.6)%	39,061	45,658	(14.4)%
Industrial & Agricultural Machinery	5,830	11,289	(48.4)%	56,748	53,058	7.0%
Expansion	6,574	4,015	63.8%	42,691	32,768	30.3%
Planting	5,363	3,866	38.7%	31,291	22,550	38.8%
Industrial & Agricultural Machinery	1,212	149	713.9%	11,400	10,218	11.6%
Total	32,744	51,307	(36.2)%	210,071	165.184	27.2%

On a year-to-date basis, Adecoagro´s capital expenditures totaled $210.1 million, 27.2% higher compared to the same period of last year.
Farming & Land Transformation businesses accounted for 34.1%, or $71.6 million of total capex in 9M19. The increase is mainly driven by the expansion capex in the Dairy and Crops businesses. These investments were related to the acquisition of the two milk processing facilities and two brands from SanCor; and to the peanut processing facility we acquired from Olam.
The Sugar, Ethanol and Energy business accounted for 65.9% of total capex. Investments related to the expansion of our plantation to supply the growing nominal crushing capacity explain the increase in expansion capex.
Consolidated capex spending is expected to slowdown going forward. On the one hand, most of the committed expansion capex has already been deployed. On the other, we expect maintenance capex to go down in our Sugar, Ethanol and Energy business, even as we are increasing sugarcane area, as a result of efficiencies enhancements.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	3Q19	3Q18	% Chg	3Q19	3Q18	% Chg
Soybean	tons	30,735	67,138	(54.2)%	6,581	17,139	(61.6)%
Corn (1)	tons	63,163	96,454	(34.5)%	8,107	11,847	(31.6)%
Wheat (2)	tons	11,494	7,770	47.9%	2,068	1,775	16.5%
Sunflower	tons	2,493	2,180	14.4%	778	735	5.8%
Cotton	tons	451	472	(4.4)%	525	447	17.4%
Rice (3)	tons	26,723	15,056	77.5%	8,187	3,060	167.5%
Peanut	tons	10,032	18,260	(45.1)%	5,724	11,291	(49.3)%
Sugar	tons	66,903	45,881	45.8%	15,017	9,613	56.2%
Organic Sugar	tons	742	7,012	(89.4)%	192	1,820	(89.5)%
Ethanol	m3	203,578	144,817	40.6%	66,751	47,817	39.6%
Fluid milk ( UHT )	Lts	4,428	—	n.a	1,758	—	n.a
Milk powder	tons	1,047	526	99.1%	2,808	1,169	140.3%
Others	tons	3,409	159	2,044.3%	1,298	309	319.6%
Total		425,199	405,724	4.8%	119,794	107,023	11.9%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 3Q19 and 3Q18 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	3Q19	2Q19	Chg %	3Q18	Chg %
Total Borrowings	899,267	913,216	(1.5)%	815,132	10.3%
Cash and Cash equivalents	145,833	137,990	5.7%	180,829	(19.4)%
Net Debt	753,434	775,226	(2.8)%	634,303	18.8%

We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.

In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %
Net Income	(30,307)	3,496	n.a	(9,280)	(18,978)	(51.1)%
Foreign exchange losses, net	87,796	62,932	39.5%	100,693	188,204	(46.5)%
Cash flow hedge - transfer from equity	(1,223)	519	n.a	10,758	7,846	37.1%
Inflation Accounting Effects	(20,568)	(50,370)	(59.2)%	(62,584)	(50,370)	24.2%
Revaluation Result - Investment Property	(5,551)	(2,535)	119.0%	(2,069)	(18,457)	(88.8)%
Revaluation surplus of farmland sold	—	—	n.a	8,022	—	n.a
Adjusted Net Income	30,147	14,042	114.7%	45,540	108,245	(57.9)%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	61,092	15,693	24,190	1,467	102,442	141,225	—	—	243,667
Cost of goods sold and services rendered	(56,262)	(12,773)	(22,691)	(1,351)	(93,077)	(94,503)	—	—	(187,580)
Initial recog. and changes in FV of BA and agricultural produce	2,233	698	4,602	(436)	7,097	8,643	—	—	15,740
Gain from changes in NRV of agricultural produce after harvest	3,882	—	27	—	3,909	—	—	—	3,909
Margin on Manufacturing and Agricultural Act. Before Opex	10,945	3,618	6,128	(320)	20,371	55,365	—	—	75,736
General and administrative expenses	(1,172)	(1,406)	(1,198)	(41)	(3,817)	(5,393)	—	(5,151)	(14,361)
Selling expenses	(4,953)	(3,216)	(1,566)	(77)	(9,812)	(16,598)	—	136	(26,274)
Other operating income, net	3,207	(10)	(948)	5,059	7,308	1,753	—	84	9,145
Profit from Operations Before Financing and Taxation	8,027	(1,014)	2,416	4,621	14,050	35,127	—	(4,931)	44,246
Net gain from Fair value adjustment of Investment property	—	—	—	(5,059)	(5,059)	—	—	—	(5,059)
Adjusted EBIT	8,027	(1,014)	2,416	(438)	8,991	35,127	—	(4,931)	39,187
(-) Depreciation and Amortization	1,412	1,473	1,448	45	4,378	49,965	—	—	54,343
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—		—
Adjusted EBITDA	9,439	459	3,864	(393)	13,369	85,092	—	(4,931)	93,530
Reconciliation to Profit/(Loss)
Adjusted EBITDA									93,530
(+) Depreciation									(54,343)
(+) Financial result, net									(83,358)
(+) Revaluation Result - Investment Property									5,059
(+) Income Tax (Charge)/Benefit									12,974
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(4,169)
Profit/(Loss) for the Period									(30,307)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	34,804	31,271	8,577	344	74,996	137,957	—	—	212,953
Cost of goods sold and services rendered	(34,860)	(19,764)	(7,998)	(221)	(62,844)	(94,437)	—	—	(157,281)
Initial recog. and changes in FV of BA and agricultural produce	3,757	489	763	(460)	4,549	(8,379)	—	—	(3,830)
Gain from changes in NRV of agricultural produce after harvest	7,236	—	—	—	7,236	—	—	—	7,236
Margin on Manufacturing and Agricultural Act. Before Opex	10,937	11,996	1,343	(338)	23,937	35,141	—	—	59,078
General and administrative expenses	(1,071)	(985)	882	(9)	(1,183)	(6,146)	—	(4,652)	(11,981)
Selling expenses	(1,504)	(4,952)	(216)	(1)	(6,673)	(19,126)	—	(67)	(25,866)
Other operating income, net	4,120	(35)	(1,109)	3,836	6,812	14,371	—	(7)	21,176
Profit from Operations Before Financing and Taxation	12,482	6,024	900	3,488	22,893	24,240	—	(4,726)	42,407
Net gain from Fair value adjustment of Investment property				(3,836)					—
Adjusted EBIT	12,482	6,024	900	(348)	22,893	24,240	—	(4,726)	42,407
(-) Depreciation and Amortization	305	731	283	15	1,334	39,736	—	—	41,070
Reverse of revaluation surplus derived from the disposals of assets	—	—	—		—	—	—	—	—
Adjusted EBITDA	12,787	6,755	1,183	(333)	24,227	63,976	—	(4,726)	83,477
Reconciliation to Profit/(Loss)
Adjusted EBITDA									83,477
(+) Depreciation									(41,070)
(+) Financial result, net									(20,632)
(+) Revaluation Result - Investment Property									2,465
(+) Income Tax (Charge)/Benefit									(10,273)
Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(10,471)
Profit/(Loss) for the Period									3,496

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 9M19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	134,038	74,829	53,946	2,249	265,062	360,677	—	—	625,739
Cost of goods sold and services rendered	(129,805)	(57,447)	(49,117)	(1,877)	(238,246)	(237,928)	—	—	(476,174)
Initial recog. and changes in FV of BA and agricultural produce	24,545	15,440	10,137	(578)	49,544	14,885	—	—	64,429
Gain from changes in NRV of agricultural produce after harvest	1,174	—	27	—	1,201	—	—	—	1,201
Margin on Manufacturing and Agricultural Act. Before Opex	29,952	32,822	14,993	(206)	77,561	137,634	—	—	215,195
General and administrative expenses	(3,623)	(4,821)	(3,081)	(126)	(11,651)	(16,845)	—	(14,455)	(42,951)
Selling expenses	(8,804)	(15,773)	(3,554)	(149)	(28,280)	(44,963)	—	(106)	(73,349)
Other operating income, net	(3,206)	256	(666)	1,615	(2,001)	1,400	1,354	(289)	464
Profit from Operations Before Financing and Taxation	14,319	12,484	7,692	1,134	35,629	77,226	1,354	(14,850)	99,359
Net gain from Fair value adjustment of Investment property	—	—	—	(1,622)	(1,622)		—	—	(1,622)
Adjusted EBIT	14,319	12,484	7,692	(488)	34,007	77,226	1,354	(14,850)	97,737
(-) Depreciation and Amortization	3,555	5,087	3,615	139	12,396	120,664	—	—	133,060
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	8,022	—	8,022
Adjusted EBITDA	17,874	17,571	11,307	(349)	46,403	197,890	9,376	(14,850)	238,819
Reconciliation to Profit/(Loss)
Adjusted EBITDA									238,819
(+) Depreciation									(133,060)
(+) Financial result, net									(100,984)
(+) Revaluation Result - Investment Property									1,622
(+) Income Tax (Charge)/Benefit									(5,215)
(+) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(10,462)
Profit/(Loss) for the Period									(9,280)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 9M18
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	115,316	87,482	24,184	1,148	228,130	356,309	—	—	584,439
Cost of goods sold and services rendered	(115,449)	(66,037)	(22,977)	(761)	(205,225)	(237,551)	—	—	(442,776)
Initial recog. and changes in FV of BA and agricultural produce	27,530	13,192	6,263	(456)	46,529	(14,851)	—	—	31,678
Gain from changes in NRV of agricultural produce after harvest	14,584	—	—	—	14,584	—	—	—	14,584
Margin on Manufacturing and Agricultural Act. Before Opex	41,980	34,637	7,471	(70)	84,018	103,907	—	—	187,925
General and administrative expenses	(3,111)	(3,443)	(611)	(59)	(7,224)	(20,181)	—	(14,460)	(41,865)
Selling expenses	(4,499)	(12,920)	(417)	(91)	(17,927)	(47,456)	—	(127)	(65,510)
Other operating income, net	1,518	247	(1,147)	19,756	20,374	50,225	36,227	(99)	106,727
Profit from Operations Before Financing and Taxation	35,888	18,521	5,296	19,536	79,241	86,495	36,227	(14,686)	187,277
Net gain from Fair value adjustment of Investment property	—	—	—	(19,758)	(19,758)				(19,758)
Adjusted EBIT	35,888	18,521	5,296	(222)	59,483	86,495	36,227	(14,686)	167,519
(-) Depreciation and Amortization	1,102	2,690	844	76	4,712	106,355	—	—	111,067
Reverse of revaluation surplus derived from the disposals of assets
Adjusted EBITDA	36,990	21,211	6,140	(146)	64,195	192,850	36,227	(14,686)	278,586
Reconciliation to Profit/(Loss)
Adjusted EBITDA									278,586
(+) Depreciation									(111,067)
(+) Financial result, net									(185,478)
(+) Revaluation Result - Investment Property									18,457
(+) Income Tax (Charge)/Benefit									3,151
(+) Reverse of revaluation surplus derived from the disposals of assets									—
(+) Translation Effect (IAS 21)									(22,627)
Profit/(Loss) for the Period									(18,978)

Consolidated Statement of Income

Statement of Income
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %

Sales of goods and services rendered	220,312	178,744	23.3%	607,913	550,230	10.5%
Cost of goods sold and services rendered	(167,758)	(129,954)	29.1%	(460,953)	(415,449)	11.0%
Initial recognition and changes in fair value of biological assets and agricultural produce	7,850	(23,369)	(133.6)%	59,318	12,139	388.7%
Changes in net realizable value of agricultural produce after harvest	3,847	2,204	74.5%	1,245	9,552	(87.0)%
Margin on manufacturing and agricultural activities before operating expenses	64,251	27,625	132.6%	207,523	156,472	32.6%
General and administrative expenses	(10,871)	(9,428)	15.3%	(40,487)	(39,312)	3.0%
Selling expenses	(22,599)	(21,688)	4.2%	(70,732)	(61,332)	15.3%
Other operating income, net	9,297	37,892	(75.5)%	615	107,521	(99.4)%
Profit from operations before financing and taxation	40,078	34,401	16.5%	96,919	163,349	(40.7)%
Finance income	2,525	1,651	52.9%	7,290	6,494	12.3%
Finance costs	(106,452)	(72,653)	46.5%	(170,858)	(242,342)	(29.5)%
Other financial results - Net gain of inflation effects on the monetary items	20,568	50,370	(59.2)%	62,584	50,370	24.2%
Financial results, net	(83,359)	(20,632)	304.0%	(100,984)	(185,478)	(45.6)%
(Loss)/Profit before income tax	(43,281)	13,769	(414.3)%	(4,065)	(22,129)	(81.6)%
Income tax benefit/(expense)	12,974	(10,273)	(226.3)%	(5,215)	3,151	(265.5)%
(Loss)/Profit for the period	(30,307)	3,496	(966.9)%	(9,280)	(18,978)	(51.1)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	(30,307)	3,496	(966.9)%	(9,280)	(18,978)	(51.1)%
Adjustments for:
Income tax expense	(12,974)	10,273	(226.3)%	5,215	(3,151)	(265.5)%
Depreciation	52,716	42,582	23.8%	131,226	112,056	17.1%
Amortization	279	278	0.4%	977	801	22.0%
Depreciation of right of use assets	10,945	—	n . a	32,927	—	n . a
Gain from the disposal of other property items	84	160	(47.5)%	(194)	217	(189.4)%
Gain from the sale of farmland and other assets	118	—	n . a	(1,354)	(36,227)	(96.3)%
Acquisition of subsidiaries	—	—	n . a	(149)	—	n . a
Net loss / (gain) from the Fair value adjustment of Investment properties	(5,551)	(18,457)	(100.0)%	(2,069)	(18,457)	(100.0)%
Equity settled share-based compensation granted	1,793	1,208	48.4%	3,416	3,752	(9.0)%
Loss / (gain) from derivative financial instruments	(2,980)	(21,009)	(85.8)%	(601)	(46,146)	(98.7)%
Interest and other financial expense, net	17,895	7,792	129.7%	48,788	30,936	57.7%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5,225	15,100	(65.4)%	(23,629)	7,604	(410.7)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(6,009)	(3,492)	72.1%	(1,429)	(11,355)	(87.4)%
Provision and allowances	(2,692)	669	(502.4)%	(440)	945	(146.6)%
Net gain of inflation effects on the monetary items	(20,568)	(50,370)	(59.2)%	(62,584)	(50,370)	24.2%
Foreign exchange losses, net	87,796	62,932	39.5%	100,693	188,204	(46.5)%
Cash flow hedge – transfer from equity	(1,223)	519	(335.6)%	10,758	7,846	37.1%
Subtotal	94,547	51,681	82.9%	232,271	167,677	38.5%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(3,496)	(58,520)	(94.0)%	(20,081)	(112,738)	(82.2)%
(Increase) in inventories	(5,084)	12,769	(139.8)%	(74,511)	(69,716)	6.9%
Decrease / (Increase) in biological assets	(15,121)	5,333	(383.5)%	30,759	37,894	(18.8)%
(Increase) / Decrease in other assets	(51)	(207)	(75.4)%	(207)	(274)	(24.5)%
Decrease / (Increase) in derivative financial instruments	(1,343)	23,366	(105.7)%	4,046	51,023	(92.1)%
Increase in trade and other payables	17,227	32,358	(46.8)%	(5,517)	23,208	(123.8)%
Increase in payroll and social security liabilities	4,090	3,503	17%	4,099	6,156	(33)%
(Decrease) / Increase in provisions for other liabilities	(250)	(17)	1,370.6%	(361)	(333)	8.4%
Net cash generated from operating activities before taxes paid	90,519	70,266	28.8%	170,498	102,897	65.7%
Income tax paid	(553)	(576)	(4.0)%	(1,804)	(1,473)	22.5%
Net cash generated from operating activities	89,966	69,690	29.1%	168,694	101,424	66.3%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	3Q19	3Q18	Chg %	9M19	9M18	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	(114)	—	n . a	636	—	n . a
Purchases of property, plant and equipment	(23,824)	(39,549)	(39.8)%	(199,440)	(152,496)	30.8%
Purchase of cattle and non current biological assets	(1,009)	(432)	133.6%	(4,950)	(3,547)	39.6%
Purchases of intangible assets	1,070	(210)	(609.5)%	(6,990)	(2,359)	196.3%
Interest received	1,529	1,538	(0.6)%	5,110	5,780	(11.6)%
Proceeds from sale of property, plant and equipment	369	487	(24.2)%	1,804	1,233	46.3%
Proceeds from sale of farmlands	—	—	n . a	5,833	—	n . a
Proceeds from sale of subsidiaries	—	26,304	(100.0)%	—	31,511	(100.0)%
Proceeds from the sale of farmland and other assets	(21,979)	(11,862)	85.3%	(197,997)	(119,878)	65.2%

Cash flows from financing activities:
Proceeds from long-term borrowings	2,453	(13,512)	(118.2)%	12,594	37,217	(66.2)%
Payments of long-term borrowings	(22,319)	13,033	(271.2)%	(79,768)	(49,834)	60.1%
Proceeds from short-term borrowings	23,900	36,915	(35.3)%	172,411	179,127	(3.7)%
Payments of short-term borrowings	(21,727)	(29,121)	(25.4)%	(89,666)	(151,667)	(40.9)%
Interest paid	(19,611)	(17,123)	14.5%	(51,538)	(43,483)	18.5%
Payment of derivatives financial instruments	775	(1,588)	(148.8)%	1,485	(1,230)	(220.7)%
Lease Payments	(9,253)	—	n . a	(41,304)	—	n . a
Purchase of own shares	(1,741)	—	n . a	—	(15,725)	(100.0)%
Dividends paid to non-controlling interest	—	—	n . a	(603)	(1,195)	(49.5)%
Net cash (used) / generated from financing activities	(47,523)	(11,396)	317.0%	(76,389)	(46,790)	63.3%
Net increase / (decrease) in cash and cash equivalents	20,578	46,432	(55.7)%	(107,433)	(65,244)	64.7%
Cash and cash equivalents at beginning of period	137,990	144,708	(4.6)%	273,635	269,195	1.6%
Effect of exchange rate changes and inflation on cash and cash equivalents	(12,621)	(10,312)	22.4%	(20,369)	(23,123)	(11.9)%
Cash and cash equivalents at end of year	145,947	180,828	(19.3)%	145,833	180,828	(19.4)%

(a) Includes 21,088 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes 7,001 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes (14,093) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (13,996) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Other non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27 of our Interim Financial Statements as of September 30, 2019.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	September 30, 2019	December 31, 2018	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,455,228	1,480,439	(1.7)%
Right of use assets	225,121	—	n . a
Investment property	34,295	40,725	(15.8)%
Intangible assets, net	30,928	27,909	10.8%
Biological assets	11,714	11,270	3.9%
Deferred income tax assets	15,087	16,191	(6.8)%
Trade and other receivables, net	42,754	38,820	10.1%
Other assets	1,063	1,184	(10.2)%
Total Non-Current Assets	1,816,190	1,616,538	12.4%
Current Assets
Biological assets	83,243	94,117	(11.6)%
Inventories	191,558	128,102	49.5%
Trade and other receivables, net	134,459	158,686	(15.3)%
Derivative financial instruments	1,163	6,286	(81.5)%
Other assets	108	8	1,250.0%
Cash and cash equivalents	145,833	273,635	(46.7)%
Total Current Assets	556,364	660,834	(15.8)%
TOTAL ASSETS	2,372,554	2,277,372	4.2%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	903,663	900,503	0.4%
Cumulative translation adjustment	(712,803)	(666,037)	7.0%
Equity-settled compensation	14,451	16,191	(10.7)%
Cash flow hedge	(80,127)	(56,884)	40.9%
Other reserves	53,833	32,380	66.3%
Treasury shares	(7,349)	(8,741)	(15.9)%
Revaluation surplus	348,867	383,889	(9.1)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	209,248	237,188	(11.8)%
Equity attributable to equity holders of the parent	954,930	1,063,636	(10.2)%
Non-controlling interest	40,773	44,509	(8.4)%
TOTAL SHAREHOLDERS EQUITY	995,703	1,108,145	(10.1)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	3,586	211	1,599.5%
Borrowings	693,703	718,484	(3.4)%
Lease liabilities	163,442	—	n . a
Deferred income tax liabilities	153,308	168,171	(8.8)%
Payroll and social liabilities	1,084	1,219	(11.1)%
Provisions for other liabilities	2,806	3,296	(14.9)%
Total Non-Current Liabilities	1,017,929	891,381	14.2%
Current Liabilities
Trade and other payables	87,326	106,226	(17.8)%
Current income tax liabilities	1,079	1,398	(22.8)%
Payroll and social liabilities	26,647	25,978	2.6%
Borrowings	205,564	143,632	43.1%
Lease liabilities	37,531	—	n . a
Derivative financial instruments	459	283	62.2%
Provisions for other liabilities	316	329	(4.0)%
Total Current Liabilities	358,922	277,846	29.2%
TOTAL LIABILITIES	1,376,851	1,169,227	17.8%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,372,554	2,277,372	4.2%